February 23, 2021

U.S. Securities and

Exchange Commission

450 5 Street, N.W.

Washington, DC 20549

Re: Post-Effective Amendment No. 10 to the Registration Statement on Form N-4 for The Guardian Separate Account R of The Guardian Insurance & Annuity Company, Inc. under Securities Act of 1933. (“Post-Effective Amendment No. 10”)(File No. 333-179997)

Dear Sir or Madam:

On behalf of The Guardian Insurance & Annuity Company, Inc. (“GIAC”) and its separate account, The Guardian Separate Account R (the “Account”), this is a formal request to the U.S. Securities and Exchange Commission pursuant to Rule 485(b)(1)(vii) under the 1933 Act to use Post-Effective Amendment No. 10 (or a subsequently filed post-effective amendment) as the “Template” for making the substantially identical format and type of disclosure changes to certain other variable annuity contract registration statements as listed on the attached Template Filing Plan.

GIAC represents the following:

•

The format and type of disclosure changes in the template filing have been made to comply with the recent amendments to Form N-4 and are substantially identical to the format and type of disclosure changes that will be made in the replicate filings.

•	The replicate filings will incorporate changes made to the disclosure included in the template filing to resolve any staff comments thereon.

•	The replicate filings will not include any other changes that would otherwise render them ineligible for filing under rule 485(b).

•

The substance of all other disclosure contained in the replicate filings’ registration statements were previously reviewed by the staff or otherwise consistent with the requirements of rule 485(b); and

•	The template filing is a fair representation of the replicate filings.

Please call the undersigned at (212) 598-8714 with any comments or questions concerning this request.

Very truly yours,

/s/ Patrick D. Ivkovich
Patrick D. Ivkovich
Senior Counsel

The Guardian Life Insurance Company of America

10 Hudson Yards

New York, NY 10001

Phone: 212-598-8714

E-mail: Patrick_Ivkovich@glic.com

The Guardian Insurance & Annuity Company, Inc. Variable Annuity Template Filing Plan

The Guardian Separate Accounts D, E and R:

Rationale for use of template and replicate grouping:

All are individual flexible premium deferred variable annuity contracts that are no longer being actively sold.

Primary commonalities: Enhanced Death Benefits (Owner/Annuitant Driven), Variable and Fixed Investment Allocation Options, Fixed and/or Variable Annuity Options, Enhanced Benefit Riders (for all but The Guardian Investor Individual Variable Annuity, fourth replicate listed below), none are bonus contracts, none are adviser sold and none are combined contracts.

Primary differences: Fund line ups, cost structures, specifics of Enhanced Benefit Riders*

Template Filing	Replicate Filing	Being sold	ISP	33 Act No.
Guardian Investor II sm Variable Annuity – Separate Account R		No	No	333-179997

	The Guardian Investor Variable Annuity B Series– Separate Account R	No	No	333-153840

	The Guardian Investor Variable Annuity L Series– Separate Account R	No	No	333-153839

	The Guardian Retirement Asset Manager – Separate Account E	No	No	333-21975

	The Guardian Investor Individual Variable Annuity– Separate Account D	No	No	33-31755

	Guardian Investor ProFreedom Variable Annuity (C Share) – Separate Account R	No	No	333-193627

*

The following information highlights the specifics of the Enhanced Benefit Riders for the proposed Template Filing and for the proposed Replicate Filings. All the contracts have Enhanced Benefit Riders except for The Guardian Investor Individual Variable Annuity.

•

Guardian Investor IIsm Variable Annuity (333-179997), The Guardian Investor Variable Annuity B Series (333-153840), The Guardian Investor Variable Annuity L Series (333-153839) and The Guardian Retirement Asset Manager (333-21975):

Living Benefit Rider with Fund Allocation Models or Asset Allocation Classes

Earnings Benefit Rider

•	Guardian Investor ProFreedom Variable Annuity (C Share) (333-193627):

Deferred Income Annuity Payout Option Rider